Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA  94597

telephone: (925) 938-0406

October 26, 2009

Mail Stop 3561

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ryan C. Milne, Accounting Branch Chief
Yolanda Guobodia

Re:	Standard Drilling, Inc. (the “Company”)
Form 8-K filed October 13, 2009
File No. 000-51569

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of October 16, 2009 issuing comments on the foregoing report.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 1 to its Form 8-K, which contains the revised disclosure in response to the staff’s comments.

Form 8-K Filed on October 13, 2009

1.
We note the disclosure that your financial statements for the years ended December 31, 2008 and 2007 could no longer be relied upon as a result of errors in your financial statements.  Please expand your disclosure to include the quarterly periods that should no longer be relied upon pursuant to Item 4.02(a) Form 8-K instructions.

RESPONSE:  The Company has expanded its disclosure with respect to non-reliance upon certain quarterly periods, pursuant to the Commission’s request.

2.
We note the disclosure that you make reference to Accounting Principles Board Opinion No. 20 (APB 20) with respect to your error corrections.  APB 20 has been superseded by paragraphs 250-10-5-4 and 250-10-45-23 of the FASB Accounting Standards Codification.  Please revise your disclosure to remove the reference to APB 20 and replace it with the aforementioned existing accounting literature.

RESPONSE:  The Company has revised its disclosure pursuant to the Commission’s request.

We trust that the foregoing sufficiently responds to the staff’s letter of comment.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David S. Rector
David S. Rector
Chief Executive Officer